RECEIVED

Saskatchewan Wheat Pool Inc.

May 3, 2007

Exemption #: 82-5037

SUPPL

07023222

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release dated May 3, 2007 regarding the Pool closing its subscription receipts offering and the underwriters exercising their over-allotment option. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Sargo

for Colleen Vancha, Vice-President
Investor Relations and Communications

PROCESSED
MAY 07 2007
THOMSON
FINANCIAL

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

dw 5/4

Saskatchewan Wheat Pool Inc.

For Immediate Release
Date: May 3, 2007
Regina, Saskatchewan
Listed: SWP: TSX

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE U.S.

POOL CLOSES SUBSCRIPTION RECEIPT OFFERING; UNDERWRITERS EXERCISE OVER-ALLOTMENT OPTION FOR POOL SUBSCRIPTION RECEIPTS

Saskatchewan Wheat Pool Inc. (the "Pool") announced today that the $315,900,000 subscription receipt offering, announced on April 13, 2007 (the "Offering"), has closed successfully and that Genuity Capital Markets, TD Securities Inc. and National Bank Financial Inc., who together acted as underwriters in connection with the Offering (the "Underwriters"), have exercised their over-allotment option in full to purchase an additional 5,850,000 subscription receipts at the Offering price of $8.10 per subscription receipt, bringing aggregate proceeds of the Offering to $363,285,000.

The Offering, including the exercise of the over-allotment option, provides a portion of the funding necessary for the cash component of the Pool's offer to purchase all of the outstanding limited common voting shares of United Grain Growers, carrying on business as Agricore United, ("Agricore") pursuant to the Pool's take-over bid circular dated November 24, 2006, as amended by its notices of variation and extension dated January 31, 2007, March 7, 2007, April 3, 2007 and April 25, 2007and as may be further amended by the Pool (the "Offer").

Under the public offering, 39,000,000 subscription receipts of the Pool have been issued and sold for gross proceeds to the Pool of $315,900,000. The Underwriters were also granted, and have exercised, their option to purchase up to an additional 5,850,000 subscription receipts at the Offering price of $8.10 per subscription receipt.

Each subscription receipt entitles the holder to receive one common share of the Pool upon the initial take-up by the Pool at or before 5 p.m. (Toronto time) on May 31, 2007, of outstanding limited voting common shares of Agricore under the offer.

In the event that on or before May 31, 2007 at 5:00 p.m. (i) the Pool does not take-up Agricore Common Shares under the Offer or receive a final order of a court of competent jurisdiction approving an arrangement involving the Pool, Agricore and the holders of Agricore Common Shares under applicable corporate law, pursuant to which, among other things, the Pool will acquire all of the issued and outstanding Agricore Common Shares (an "Arrangement"), (ii) the Pool terminates the Offer without announcing to the public, on or before such termination, its intention to proceed with an acquisition of Agricore Common Shares through an Arrangement, (iii) the Pool announces to the public that it does not intend to proceed with the Offer without, on or before such public announcement, announcing that it intends to proceed with an acquisition of Agricore Common Shares through an Arrangement, or (iv) the Pool announces its intention to proceed with an acquisition of Agricore Common Shares through an Arrangement, and subsequently the Pool terminates such Arrangement or otherwise announces its intention to no longer proceed with such Arrangement, holders of subscription receipts will receive within three business days of such event, an amount in cash equal to the original purchase price of $8.10 per receipt, together with their pro rata share of the interest (if any) earned on such amounts (less applicable withholding tax, if any).

The subscription receipts issued in connection with the Offering and the exercise of the over-allotment option were listed at 5:01 p.m. on May 2, 2007 and were posted for trading today. The trading symbol is SWP.O.

The public market bought deal subscription receipts will be listed and posted for trading until the Pool satisfies the release conditions, or upon the termination date or the close of trading on May 31, 2007. A trade note will be issued by the TSX on or prior to May 31, 2007, confirming either the Pool has satisfied the release conditions or the occurrence of a termination date, and the subsequent de-listing of those receipts.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP and its subscription receipts under the symbols SWP.R, SWP.N and SWP.O.

<u>*Forward-Looking Information*</u>

This release contains forward-looking statements that involve certain risks and uncertainties, which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

-30-

Susan Cline
Saskatchewan Wheat Pool Inc.
(306) 569-6948

Colleen Vancha
Saskatchewan Wheat Pool
(306) 569-4782

http://www.swp.com/investor.html

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***   TX REPORT   ***
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TRANSMISSION OK

TX/RX NO               0305
DESTINATION TEL #      18585506420
DESTINATION ID
ST. TIME               05/03 12:51
TIME USE               01'34
PAGES SENT               4
RESULT                 OK
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

FACSIMILE COVER SHEET

DATE: May 3, 2007

TO: Frederick T. Muto, Esq.
Cooley Godward Kronish LLP
(858) 550-6420

FROM: Christina Chalk
(202) 551-3263 (direct phone)

RE: Biosite

Number of pages including cover page: 4

END

MESSAGE:

See attached comment letter.